SO 3/21/05

SECURITI 05039777 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Advisory Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive, Suite 800
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Jianos 617-897-8501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

108 Center Street, N., 2nd Floor, (Address) Vienna, (City) VA (State) 22180 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH DC 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Jianos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Advisory Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Co-Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capitol Advisory Corporation

Financial Statements

For The Years Ended December 31, 2004 and 2003

With Audit Report of Independent

Certified Public Accountants

TURNER, JONES & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
_(703) 242-6500_
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capitol Advisory Corporation
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

We have audited the accompanying balance sheets of Capitol Advisory Corporation (formerly Brewster Securities, Inc.) (a Massachusetts Corporation) as of December 31, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Advisory Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vienna, Virginia

February 20, 2005

Capitol Advisory Corporation
Balance Sheets
As of December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,322	$ 950
Commissions receivable from broker-dealers	-	34,914
Investments	-	-
Total current assets	12,322	35,864
OTHER ASSETS		
Deposits	2,003	2,003
TOTAL ASSETS	$ 14,325	$ 37,867

See accompanying notes and accountant's audit report

Capitol Advisory Corporation
Balance Sheets (continued)
As of December 31, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ -	$ -
Payable to brokers and dealers	-	18,830
Total current liabilities	-	18,830
Total liabilities	-	18,830
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, (100,000 shares authorized, 10,000 issued and outstanding)	100	100
Additional paid in capital	122,529	122,529
Retained earnings	(108,304)	(103,592)
Total stockholders' equity	14,325	19,037
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,325	$ 37,867

See accompanying notes and accountant's audit report

Capitol Advisory Corporation
Statements of Income and Retained Earnings
As of December 31, 2004 and 2003

	2004	2003
REVENUES:		
Commissions & fees, net	$ 79,898	$ 488,208
EXPENSES:		
Commission expense	6,294	289,854
Occupancy costs	15,582	45,831
Office expense	5,726	50,989
Other operating expenses	50,798	33,004
Payroll Costs	6,210	75,562
Total expenses	84,610	495,240
Net income/(loss) from operations	(4,712)	(7,032)
OTHER INCOME:		
Interest income	-	14
Total other income	-	14
Net income before provision for income taxes	(4,712)	(7,018)
Provision for income tax	-	-
Net income/(loss)	(4,712)	(7,018)
Retained earnings, beginning of year	(103,592)	(96,574)
Retained earnings, end of year	$ (108,304)	$ (103,592)

See accompanying notes and accountant's audit report

Capitol Advisory Corporation

Statements of Cash Flows

For The Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income/(loss)	$ (4,712)	$ (7,018)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in commissions receivable	34,914	6,618
Change in accounts payable	-	(905)
Change in commissions payable	(18,830)	(8,033)
Net cash flows provided (used) by operating activities	11,372	(9,338)
NET INCREASE (DECREASE) IN CASH	11,372	(9,338)
CASH, BEGINNING OF PERIOD	950	10,288
CASH, END OF PERIOD	$ 12,322	$ 950
SUPPLEMENTAL DISCLOSURES:		
Cash paid for income taxes	-	-
Cash paid for interest expense	-	-

See accompanying notes and accountant's audit report

Capitol Advisory Corporation
Statements of Changes in Stockholders' Equity
For The Years Ended December 31, 2004 and 2003

	Common Stock		Capital in	Retained		
	Shares	Amount	Excess of Par	Earnings		Totals
Balance: December 31, 2002	10,000	100	122,529	(96,574)		26,055
Net Loss				(7,018)		(7,018)
Balance December 31, 2003	10,000	$ 100	$ 122,529	$ (103,592)	$ -	$ 19,037
Net Loss				(4,712)		(4,712)
Balance December 31, 2004	10,000	$ 100	$ 122,529	$ (108,304)		$ 14,325

See accompanying notes and accountant's audit report

Capitol Advisory Corporation
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Capitol Advisory Corporation (Formerly Brewster Securities, Incorporated) (a Massachusetts Incorporation) is a wholly owned subsidiary of Family Funding, Inc. Capitol Advisory Corporation is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC). During 2004, the Corporation transferred its' broker dealer activities to its' sister company.

Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Commission income (and the related commission expense) on sales of limited partnership interests is recognized when the commissions are earned (approximately the closing date of the limited partnership). Commission income (and the related commission expense) on all other transactions is recognized on the trade date.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising:

The Corporation expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2004 and 2003 were $0 and $358, respectively.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market and securities not readily marketable are valued at fair value as determined by management.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. These differences for the years ending 2004 and 2003 are immaterial and therefore deferred taxes are not included in the accompanying financial statements.

The Corporation and its parent company file a consolidated tax return. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return are classified as additional paid in capital.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions:

Most of the expenses are paid by the parent company, Family Funding, Inc., and the related company, Family Funding Insurance Agency, Inc. and allocated monthly to the Corporation. For the years ended December 31, 2004 and 2003, $0 and $18,273 were charged to this expense, respectively. During 2004, the Corporation transferred its' broker dealer activities to its' sister company.

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 and 2003 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

NOTE 3 – LEASE COMMITMENTS

The Corporation leases office space in Boston, Massachusetts, the term of which expires on March 31, 2004. The Corporation is no longer obligated under any lease commitment.

Future payments on operating leases as of December 31, 2004 and 2003 are as follows:

Years Ended December 31,	2004	2003
2004	$ 10,278	$ 10,278
Thereafter	$ 0	$ 0
Total	$ 10,278	$ 10,278

NOTE 4 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $12,322, which was $7,322 in excess of its required net capital of $5,000. The net capital ratio was 0 to 1. For 2003, the Corporation had qualified net capital o$17,034, which was $12,034 in excess of its required net capital of $5,000. The net capital ratio was 1.11 to 1.

NOTE 5 – PROVISION FOR INCOME TAX

Income tax expense for the year ended December 31, 2004 and 2003 was 0.

NOTE 6 – SECURITIES AND EXCHANGE COMMISSION, RULE 15C3-3

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer securities. The conditions for this exception were complied with for the periods ended December 31, 2004 and 2003.

Capitol Advisory Corporation

Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2004 and 2003
Schedule I

	2004	2003
Total stockholders' equity at December 31	$ 14,325	$ 19,037
Stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	14,325	19,037
Deductions and/or charges:		
Non allowable assets		
Prepaids, deposits, and other assets	2,003	2,003
Total deductions	2,003	2,003
Additions:	-	-
Net capital before haircuts on securities positions	12,322	17,034
Haircuts on securities position		
Total qualified net capital	$ 12,322	$ 17,034

See accompanying notes and accountant's audit report

Capitol Advisory Corporation

Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2004 and 2003
Schedule I

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2004	2003
Items included in the statement of financial position		
Payable to brokers and dealers	$ -	$ 18,830
Accounts payable and other liabilities	-	-
Total aggregate indebtedness	$ -	$ 18,830

See accompanying notes and accountant's audit report

Capitol Advisory Corporation

Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2004 and 2003
Schedule II

COMPUTATION OF NET CAPITAL REQUIREMENT

	2004	2003
Minimum net capital required based on aggregate indebtedness	$ -	$ 1,255
Minimum dollar requirement	5,000	5,000
Net capital requirement	5,000	5,000
Excess net capital	$ 7,322	$ 12,034
Ratio: aggregate indebtedness to net capital	0	1.11

RECONCILIATION WITH CORPORATION'S COMPUTATION

	2004	2003
Net capital, as reported in corporations focus report	$ 12,322	$ 17,034
Net audit adjustments	-	-
Net capital per above	$ 12,322	$ 17,034

See accompanying notes and accountant's audit report

Capitol Advisory Corporation

Information Relating to Possession or Control Requirements
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2004 and 2003
Schedule III

The Corporation claims exemption from requirement of Rule 15c3-3 under Section (K)(2)(A) of the Rule.

Capitol Advisory Corporation
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the
Securities and Exchange Commission
For The Year Ended December 31, 2004 & 2003
Schedule IV

The Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer securities. The conditions for this exception were complied with for the periods ended December 31, 2004 and 2003

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer (Automated Data Processing and Servicing, Inc. who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customers received in connection with its activities as a broker.

See accompanying notes and accountant's audit report

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

REPORT ON INTERNAL ACCOUNTING CONTROL BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Capitol Advisory Corporation
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

In planning and performing our audit of the financial statements of Capitol Advisory Corporation (the Corporation), for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives. We noted no material weakness existed.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thomas Jones & Associates PLLC

Vienna, Virginia
February 20, 2005